PROSPECTUS SUPPLEMENT NO. 2                     FILED PURSUANT TO RULE 424(B)(3)
(TO PROSPECTUS DATED MAY 15, 2007)              REGISTRATION NO. 333-134063

                           U.S. HELICOPTER CORPORATION
                        32,953,188 SHARES OF COMMON STOCK


         This prospectus supplement supplements the prospectus dated May 15, 2007, relating to the offer and sale by the selling stockholders identified in the prospectus of up to 32,953,188 shares of common stock of U.S. Helicopter Corporation ("U.S. Helicopter" or the "Company").

         This prospectus supplement includes our Report on Form 8-K dated August 30, 2007, which was filed with the Securities and Exchange Commission on August 30, 2007. The information contained in the Report on Form 8-K included in this prospectus supplement is dated as of the date of such report.

         This prospectus supplement should be read in conjunction with the prospectus dated May 15, 2007, and the prospectus supplement dated May 16, 2007, which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated May 15, 2007 and the prospectus supplement dated May 16, 2007.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.


            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 31, 2007

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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                    FORM 8-K
                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

        Date of report (Date of earliest event reported): August 24, 2007

                       U.S. HELICOPTER CORPORATION (Exact
                   Name of Registrant as Specified in Charter)

           Delaware                      001-32580                 27-0096927
--------------------------------       --------------        -------------------
(State or Other Jurisdiction of         (Commission             (IRS Employer
Incorporation or Organization)          File Number)            Identification
                                                                     No.)

  6 East River Piers, Suite 216,
Downtown Manhattan Heliport, New York, NY                        10004
------------------------------------------                -----------------
(Address of Principal Executive Offices)                     (Zip Code)


       Registrant's telephone number, including area code: (212) 248-2002
                                                           --------------

                                 Not Applicable
       ------------------------------------------------------------------
          (Former Name or Former Address, if Changed Since Last Report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of us under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

(A)      $800,000 CONVERTIBLE DEBENTURE FINANCING


On August 24, 2007, U.S. Helicopter Corporation ("we") entered into a Securities Purchase Agreement with YA Global Investments, L.P., formerly known as Cornell Capital Partners, LP ("YA") pursuant to which we issued convertible debentures in the principal amount of $800,000 (the "August 2007 Debenture"). The debentures are convertible at the option of YA any time up to maturity at a conversion price equal to the lesser of $0.50 or 80% of the lowest closing bid price of our common stock during the 15 trading days immediately preceding the conversion date. The debentures are repayable as of October 24, 2007 and accrue interest at 18% per year payable in cash. We plan to use the proceeds received in this financing for working capital.

Pursuant to the Securities Purchase Agreement, we issued warrants to YA to purchase a total of 2,745,375 shares of our common stock with the exercise prices of $0.50 per share (as to 1,045,375 warrants) and $0.01 per share (as to 1,700,000 warrants). The warrants are exercisable for a period of five years.


We entered into an amended security agreement with YA pursuant to which we continued the security interest of YA in all our assets which we granted in connection with the original debentures issued by us to YA.

We have agreed to prepare and file a registration statement under the Securities Act of 1933, as amended, that includes the shares of common stock issuable upon conversion of the debentures and upon exercise of the warrants issued in this transaction in the event we determine to file a registration statement other than on Form S-4 or Form S-8 and YA elects to include the shares issuable upon conversion of the debentures and upon exercise of the warrants in such registration statement.


Commissions to YA in connection with this transaction included a monitoring fee of 6% of the purchase price of the debentures which we paid in cash ($48,000). We also paid structuring fees to Yorkville Advisors, LLC of $10,000.


As a condition to closing the August 2007 Debenture Transaction, YA and certain of our bridge lenders (the "Bridge Lenders") entered into a Subordination Agreement providing that payment by us of the bridge loans made by the Bridge Lenders in the aggregate amount of $500,000 shall be subordinate to our repayment of all indebtedness owed to YA. In consideration of the Bridge Lenders' agreement to subordinate repayment of their loans, we agreed to amend the exercise price of 312,500 warrants issued to the Bridge Lenders from $0.50 to $0.01 per share. In addition, the maturity date of the Bridge Lenders' loans was extended to October 31, 2007.

As an additional condition to closing the August 2007 Debenture transaction, our five most senior executive officers (collectively, "Management") purchased shares of our common stock at a purchase price of $0.52 per share (the "Common Stock Purchase"). In addition, Management agreed to reduce their salaries by 20% until such time as the August 2007 Debenture and debentures previously issued by us to YA in the aggregate principal amount of $1,600,000 are repaid in full (collectively, the "YA Bridge Loans"). After we make such repayments, Management's salaries will be reinstated in full, and all unpaid salary amounts will be issued to Management in the form of shares of our common stock at a price equal to the greater of the volume weighted average price of our common stock as quoted by Bloomberg, LP on the day prior to the repayment date of the YA Bridge Loans or $0.50 per share. Each Management member has the option, however, to receive payment of such unpaid salary in cash to the extent of such Management member's contribution to the Common Stock Purchase once the total indebtedness owed by us to YA is $5.0 million or less.

The purpose of the August 2007 Debenture financing was to provide working capital to us pending completion of a larger financing. We have been seeking up to $25.0 million of long term equity financing during the past several months. We are in the process of seeking additional bridge financing of up to $0.5 million, approximately one-half of which has been received to date. We have met with a number of strategic investors who have experience in long term aviation finance. We believe that we will conclude such a financing on or before September 30, 2007. We cannot provide assurance, however, that we will be successful in obtaining the required long term equity financing that we are seeking on a timely basis or at all.

Issuance of the securities sold was exempt from registration pursuant to Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act. The securities were sold to accredited investors in private transactions without the use of any form of general solicitation or advertising. The underlying securities are "restricted securities" subject to applicable limitations on resale.


(B)      AMENDMENT OF PRIOR DEBENTURES AND WARRANTS


On August 24, 2007, we amended the terms of four secured convertible debentures previously issued to YA on March 31, 2006 (in the principal amount of $6.0 million), November 3, 2006 (in the principal amount of $2.75 million), March 30, 2007 (in the principal amount of $1.1 million) and May 14, 2007 (in the principal amount of $.5 million) (collectively, the "Prior Debentures"). The Prior Debentures contained conversion prices equal to the lesser of $1.45 per share or 95% of the lowest daily volume weighted average price of our common stock for the 30 days prior to the notice of exercise ("Fair Market Value"), as adjusted in accordance with the terms of the Prior Debentures, and provided for an adjustment in the conversion price in the event that we issued shares of our common stock for a price per share less than the conversion price of the Prior Debentures.

Between June and August 2007, we completed bridge loan transactions with certain investors pursuant to which we issued promissory notes totaling $525,000 in principal that are convertible into shares of our common stock at a price of $0.50 per share (the "2007 Bridge Loans"). In light of these transactions and in accordance with the terms of the Prior Debentures, we amended the terms of the Prior Debentures to provide for a conversion price equal to the lesser of $0.50 per share or 95% of the Fair Market Value of our common stock.


In addition, on August 24, 2007, we amended 18 warrants previously issued to YA in connection with certain convertible debenture financings (the "Prior Warrants"). The Prior Warrants provided YA with the right to purchase an aggregate of 5,254,625 shares of our common stock at exercise prices ranging from $1.00 per share to $1.75 per share. The Prior Warrants provided for an adjustment in the exercise price and the number of shares issuable under the Prior Warrants in the event that we issued shares of our common stock for a price per share less than the exercise price of the applicable Prior Warrant.


In light of the 2007 Bridge Loans and in accordance with the terms of the Prior Warrants, we issued amended and restated warrants to YA providing for the issuance of up to an aggregate of 8,407,400 shares of our common stock at an exercise price of $0.50 per share, reflecting an increase of 3,152,775 shares issuable pursuant to such warrants.


Issuance of the securities sold was exempt from registration pursuant to Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act. The securities were sold to an accredited investor in a private transaction without the use of any form of general solicitation or advertising. The underlying securities are "restricted securities" subject to applicable limitations on resale.

ITEM 2.03.   CREATION OF A DIRECT FINANCIAL OBLIGATION.

See Item 1.01 above.

ITEM 3.02.   UNREGISTERED SALES OF EQUITY SECURITIES

See Item 1.01 above.



ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS (d) EXHIBITS


10.69           Securities Purchase Agreement dated August 24, 2007 between U.S. Helicopter         (1)
                Corporation and YA Global Investments, L.P. (Schedules Omitted)

10.70           Secured Convertible Debenture dated August 24, 2007 in the principal amount         (1)
                of $800,000

10.71           Amendment No. 2 to Amended & Restated Security Agreement dated August 24,           (1)
                2007 between U.S. Helicopter Corporation and YA Global Investments, L.P.

10.72           Amendment To Secured Convertible Debenture Nos. CCP-1, USHP-3-1, USHP-4-1,          (1)
                USHP-5-1 dated August 24, 2007

10.73           Form of Lockup Agreement                                                            (1)

10.74           Form of Salary Reduction Agreement                                                  (1)

10.75           Subordination Agreement dated August 24, 2007 by and among YA Global                (1)
                Investments, L.P., Portfolio Lenders II, LLC, Dr. Lawrence Marable, David J.
                Lenihan and U.S. Helicopter Corporation

10.76           Warrant to Purchase up to 1,045,375 Shares of U.S. Helicopter Common Stock          (1)
                issued to YA Global Investments, L.P.

10.77           Warrant to Purchase up to 1,700,000 Shares of U.S. Helicopter Common Stock          (1)
                issued to YA Global Investments, L.P.

10.78           Warrant to Purchase up to 4,000,000 Shares of U.S. Helicopter Common Stock          (1)
                issued to YA Global Investments, L.P.

10.79           Warrant to Purchase up to 800,000 Shares of U.S. Helicopter Common Stock            (1)
                issued to YA Global Investments, L.P.

10.80           Warrant to Purchase up to 3,200,000 Shares of U.S. Helicopter Common Stock          (1)
                issued to YA Global Investments, L.P.

10.81           Warrant to Purchase up to 248,769 Shares of U.S. Helicopter Common Stock            (1)
                issued to YA Global Investments, L.P.

10.82           Warrant to Purchase up to 158,630 Shares of U.S. Helicopter Common Stock            (1)
                issued to YA Global Investments, L.P.

(1) Exhibit filed herewith.

                                                    SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 30, 2007


                                             U.S. HELICOPTER CORPORATION
                                             (Registrant)



                                             By:    /S/ GEORGE J. MEHM, JR.
                                                  ------------------------------
                                                  George J. Mehm, Jr.
                                                  Sr. Vice President and
                                                  Chief Financial Officer